EXHIBIT 12.2

United Dominion Realty, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended
	March 31,
	2018	2017
Earnings:
Income/(loss) from continuing operations	$21,545	$14,007
Add (from continuing operations):
Interest on indebtedness (a)	5,026	8,611
Portion of rents representative of the interest factor	478	462
Amortization of capitalized interest	174	186
Total earnings	$27,223	$23,266

Fixed charges from continuing operations:
Interest on indebtedness (a)	$5,026	$8,611
Interest capitalized	39	3
Portion of rents representative of the interest factor	478	462
Fixed charges	$5,543	$9,076

Ratio of earnings to fixed charges	4.91	2.56

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.